

Pamela Catania
Direct Dial: 804.916.9068
Direct Fax: 804.916.9168

pcatania@kv-legal.com

Kaplan Voekler Cunningham & Frank PLC

January 29, 2013

VIA OVERNIGHT DELIVERY

Mara L. Ransom, Assistant Director
Lilyanna L. Peyser, Esquire
Lisa Kohl, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

> Re: **Sail Energy Holdings, LLC**
> **Amendment No. 2 to Offering Statement on Form 1-A Filed**
> **January 3, 2013**
> **File No. 024-10334**

Dear Ms. Ranson, Peyser and Kohl:

This letter is submitted on behalf of our client, Sail Energy Holdings, LLC, a Delaware limited liability company (the "Company"), in response to comments from the staff of the Division of Corporate Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") with respect to the Company's Amendment No. 1 to Offering Statement on Form 1-A, filed with the Commission on January 3, 2013 (the "Offering Statement"). Such comments are set forth in Ms. Ranson's letter, dated January 22, 2013 (the "Comment Letter") to Dennis J. O'Brien, President and Chief Executive Officer of Sail Energy Management, LLC, the Company's sole manager. Enclosed herewith for filing, please find seven copies of Amendment No. 2 to the Offering Statement ("Amendment No. 2"), which includes changes to reflect responses to the Staff's comments. For the staff's ease of review, we have also provided seven additional copies of Amendment No. 2, each marked to show changes against Amendment No. 1.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company. All page references in the responses are to pages of Amendment No. 2.

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Richmond Office | 7 East 2ⁿᵈ Street | Richmond, VA 23224 | Phone: 804.423.7921
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470
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Houston Office | 395 Sawdust Road, Suite 2137 | The Woodlands, TX 77380 | Phone: 281.702.2137 | Fax: 866.862.1719

Summary of the Offering Circular

We note your response to comment 15 in our letter dated December 17, 2012. Please also state in this section whether Mr. O'Brien plans to purchase any Class A Units in this offering, with a view towards disclosing to investors the aggregate voting percentage that Mr. O'Brien will have following the offering.

Response to Comment No. 1:

In response to the Staff's comment, please see the Company's revised disclosure on page 8 of Amendment No. 2.

Estimated Use of Proceeds

2. *We note your response to comment 26 in our letter dated December 17, 2012 and the related revisions to your disclosure. We note your statement that the aggregate acquisition costs for your initial planned acquisitions are $9.0 million, of which approximately $6.5 million are cash costs and approximately $870,000 of which will be financed by notes payable. Please briefly describe the additional consideration that will be paid as part of the initial acquisition costs, as it appears that you will incur costs beyond the cash costs and notes payable issued, or revise.*

Response to Comment No. 2:

In response to the Staff's comment, please see the Company's revised disclosure on page 26 of Amendment No. 2.

3. *We note your response to comment 27 in our letter dated December 17, 2012 and reissue this comment. Please briefly describe in this section the assets that you plan to acquire with the proceeds of this offering. Refer to Instruction 5 to Item 5 of Offering Circular Model B in Form 1-A.*

Response to Comment No. 3:

In response to the Staff's comment, please see the Company's revised disclosure on pages 26-27 of Amendment No. 2.

Description of Business

Description of Our Expected Revolving Credit and Term Loan Facility

4. *We note your response to comment 28 in our letter dated December 17, 2012. Please disclose when you anticipate closing your senior credit, term loan, and acquisition facilities. If you do not know when you will have the capacity to close these facilities, please state this explicitly.*

Response to Comment No. 4:

In response to the Staff's comment, please see the Company's revised disclosure on page 28 of Amendment No. 2.

Industry Overview

5.   We note your response to comment 29 in our letter dated December 17, 2012 and reissue this comment in part. As previously requested, please provide copies of the source materials relied upon, appropriately marked to highlight the sections relied upon. In this regard, we note there are several instances wherein the materials provided do not appear to directly support the assertions in your offering circular. Specifically, and not intended as an exhaustive list, please address the following:

- *Please disclose the industry analysts to which you refer in the first paragraph under "Industry Overview" on page 28, and provide us with support for the statements regarding the industry analysts' belief.*

  Response to Comment No. 5:

  In response to the Staff's comment, please see the Company's revised disclosure on page 29 of Amendment No. 2.

- *It does not appear that you have provided the source materials pertaining to statements attributed to IBIS World. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon.*

  Response to Comment No. 5:

  In response to the Staff's comment, we have deleted information attributable to IBIS World. Please see the Company's revised disclosure on page 29 of Amendment No. 2.

- *It does not appear that the "Residential Fuels Industry Profile" provided to us supports the statement that "it is apparent that energy markets in the Northeast continue to change rapidly." Please revise or advise.*

  Response to Comment No. 5:

  In response to the Staff's comment, please see the Company's revised disclosure on page 29 of Amendment No. 2.

- *It is unclear from where you derived the chart appearing on page 28. Please advise us as to where you obtained this chart or the data underlying this chart and provide copies of these source materials to us, appropriately marked to highlight the sections relied upon. Please revise the first bullet beneath the chart on page 28 to*

disclose that the U.S. Energy Information Agency study to which you refer was performed in 2005.

Response to Comment No. 5:

This information has been obtained from Table HC1.8 entitled *"Fuels Used and End Uses in Homes in Northeast Region, Divisions and States, 2009 Million Housing Units, Preliminary"* prepared by Energy Information Administration as part of the 2009 Residential Energy Consumption Survey: Preliminary Housing Characteristics Tables. We have also revised the first bullet beneath the chart accordingly.

- *It does not appear that the source you have provided to support the second bullet point on page 28 directly supports the assertion in the offering circular. Please provide direct support for this assertion or remove this statement.*

Response to Comment No. 5:

In response to the Staff's comment, please see the Company's revised disclosure in the second bullet point on page 30 of Amendment No. 2.

- *It does not appear that the source you have provided to support the third bullet point on page 28 directly supports the assertion in the offering circular. Please provide direct support for this assertion or remove this statement.*

Response to Comment No. 5:

In response to the Staff's comment, please see the Company's revised disclosure in the third bullet point on page 30 of Amendment No. 2.

- *Please provide support for the statements in the last bullet point on page 28, including the Propane Supply Sources & Trends report to which you refer. We also note that it does not appear that the LP Gas Magazine article to which you refer supports the statement that Propane prices are becoming more competitive. Finally, it does not appear that the LP Gas Magazine article provided provides support for either of the last two sentences in this bullet point. Please provide support for these statements or remove these statements.*

Response to Comment No. 5:

In response to the Staff's comment, please see the Company's revised disclosure in the last bullet point on page 30 of Amendment No. 2.

- *Please provide us with the basis for the statements in a) Whole House Conversion on page 31. In this regard, it does not appear that the 2010 Propane Market Outlook*

supports the statement that "given the advantages propane currently has in technology and price over heading oil and electricity, these consumers are a significant growth opportunity."

Response to Comment No. 5:

In response to the Staff's comment, please see the Company's revised disclosure in the last bullet point on pages 32-33 of Amendment No. 2.

Also, in response to the Staff's comment, the Company supplementally is delivering to the Staff copies of the materials cited in the Offering Circular, marked to identify the portions that support the Company's disclosure. The materials relied upon in the Offering Circular are publicly available, were not prepared for the Company, and the Company has not paid any compensation for such materials.

6   *We note your response to comment 30 in our letter dated December 17, 2012. Please also provide us with the basis of the following statements. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for such belief.*

- *Your statement that "[m]any suppliers have been unable to manage their gross profit accordingly." (page 28).*

Response to Comment No. 6:

In response to the Staff's comment, we have deleted this statement. Please see the Company's revised disclosure in the last bullet point on page 29 of Amendment No. 2.

- *"These changes are caused by the combined effects of volatile energy pricing, evolving environmental and energy policies, increased conservation awareness by the consumer and improvements in equipment efficiency." (page 28).*

Response to Comment No. 6:

In response to the Staff's comment. Please see the Company's revised disclosure in the last bullet point on pages 29-30 of Amendment No. 2.

Description of our Acquisition Targets

7   *Please briefly describe the terms of the promissory notes to which you refer in each of the letters of intent described in this section.*

Response to Comment No. 7:

In response to the Staff's comment, please see the Company's revised disclosure on pages 36-38 of Amendment No. 2.

8.   *We note the description of the terms of the agreement with Western Main Propane included in the first paragraph on page 36. However, it does not appear that the terms described in the offering circular are consistent with the terms contained in the Letter of Intent, filed as Exhibit 8(c). Please revise or advise.*

Response to Comment No. 8:

In response to the Staff's comment, please see the Company's revised disclosure on page 38 of Amendment No. 2 and throughout the Offering Circular.

Management

9.   *We note your response to comment 44 in our letter dated December 17, 2012. Please tell us what consideration you gave to including a risk factor regarding the potential conflicts of interest that may arise between Mr. Abbate's duties as president of Cetane Associates and his duties as a member of your manager's board of managers. In this regard, we note that Mr. Abbate will be the only non-executive manager of your board of managers.*

Response to Comment No. 9:

Because Mr. Abbate intends to recuse himself from any decision on a transaction or other matter if any possibility exists that conflicts of interest arise between Mr. Abbate's duties as the president of Cetane Associates and his duties as a member of the board of managers of our manager in connection with such transaction or other matter, we do not believe there is sufficient risk to the Company to warrant a risk factor. Further, the remaining managers on the board of managers of our manager have no interest in Cetane Associates and, therefore, we do not expect that they will have any similar conflicts with respect to a transaction with, or relating to, Cetane Associates. Therefore, we do not believe that the vote of a non-executive manager is essential in such circumstances.

Capitalization and Security Ownership of Management and Certain Security Holders

10.   *We note your response to comment 48 in our letter dated December 17, 2012. Please revise the Beneficial Ownership table to separately list each of the individuals that will serve as an officer or director of your manager following the offering. Please refer to Item 10(a)(1) and Item 10(b) of Offering Circular Model B in Form 1-A.*

Response to Comment No. 10:

In response to the Staff's comment, please see the Company's revised disclosure on page 43 of Amendment No. 2.

Interest of Management and Others in Certain Transactions and Other Conflicts of Interest

11.   We note your response to comment 49 in our letter dated December 17, 2012 and your disclosure on page 42 that Mr. O'Brien expects to cease all activities with Seacoast Energy Consulting prior to the closing of your initial acquisitions. However, it appears that Mr. O'Brien may work with Seacoast Energy Consulting, LLC between the closing of this offering and the time at which the planned acquisitions are completed. We also note that Sail Energy Consulting LLC is still listed on page v as your affiliate. Accordingly, as previously requested, please describe in this section any relationship between you and Seacoast Energy Consulting, or provide us with your analysis as to why such disclosure is not required.

Response to Comment No. 11:

Although Seacoast Energy Consulting still exists as a legal entity, it has ceased all operations. There is no current, nor is there expected to be any future, relationship between Seacoast Energy Consulting and our Company other than the sole fact that Dennis O'Brien owns all of the outstanding membership interests of Seacoast Energy Consulting, LLC, and owns all of the outstanding Class B Units of our Company. Because there is no current or anticipated relationship between the Company and Seacoast we do not believe any conflict exists between the two as a result of such common ownership by Mr. O'Brien and, therefore, we believe no further disclosure is required.

Financial Statements

12.   We reviewed the revisions to your disclosure in response to comment 52 in our letter dated December 17, 2012. Please remove the word draft from future amendments.

Response to Comment No. 12:

The revised financial information reflects the removal of the word draft.

Sail Energy Holdings LLC

Unaudited Combined Pro Forma Financial Statements General

13   We reviewed the revisions to your disclosure in response to comment 57 in our letter dated December 17, 2012. Please revise your presentation and disclosure to present the pro forma balance sheet assuming the transactions were consummated on the date of the latest balance sheet included in the filing, currently September 30, 2012. Additionally, please clarify in your disclosure that the pro forma income statement is presented assuming the transaction occurred at the beginning of the fiscal year presented.

Response to Comment No. 13:

In response to the Staff's comment, we have amended the presentation and disclosure to reflect the pro forma balance sheet assuming the transactions were consummated on September 30, 2012. Further, we have added narrative indicating the pro forma income statement assumes the transaction occurred at the beginning of the fiscal year.

Combining Pro Forma Balance Sheet

14. *We reviewed the revisions to your disclosure in response to comments 60 and 61 in our letter dated December 17, 2012. Please revise to allocate the transaction costs associated with the equity offering to the equity offering column included in the pro forma balance sheet versus including all the transaction costs in the business combination column and revise your footnote disclosure accordingly.*

Response to Comment No. 14:

In response to the Staff's comment, we have classified separately the costs of the equity offering ($635,000) and those related to the business combination ($827,125).

15. *We reviewed the revisions to your disclosure in response to comments 63 and 64 in our letter dated December 17, 2012. The pro forma adjustments included in column E are not pro forma balance sheet adjustments assuming the transactions were consummated on the date of the latest balance sheet included in the filing, currently September 30, 2012. Please revise to remove these adjustments from the pro forma balance sheet. Similarly, please remove the "adjustment for pro forma presentation" line item included in the pro forma balance sheet and related footnote.*

Response to Comment No. 15:

Based on the Staff's Comment No. 13 above, and in response to the Staff's Comment No. 14, we have eliminated column E in the pro forma balance sheet presentation and also removed the related disclosures.

Combining Pro Forma Statement of Operations

16. *Please tell us your consideration of presenting net income (loss) per share using the two class method. In this regard we noted the Class A interests are entitled to a cumulative preferred return of four percent for the first twenty-four months and six percent thereafter. Refer to ASC 260-10-45-59A through 70.*

Response to Comment No. 16:

In response to the Staff's comment, and in accordance with ASC 260-10-45-59A through 70, we have reduced the earnings by the Class A contractual preferred return (unpaid dividends calculated as 4% of the Class A Investment totaling $5,000,000) of $200,000. Pursuant to paragraph 60B, we have allocated the remaining earnings to Class A and B members as they share equally in the earnings.

Pro Forma Assumptions and Significant Accounting Policies

17. *Please disclose that the assumptions are management's best estimate, are preliminary and subject to change, and that changes could be material. In addition, please revise the amount of the acquisition costs disclosed in the first paragraph on page 7 to reflect the amount presented as total cost of acquisitions disclosed in the debt financing table on page 5. Please also revise the amount of additional interest*

expense disclosed in the second paragraph on page 8 to reflect the amount of interest expense presented in the table.

Response to Comment No. 17:

In response to the Staff's comment, we have added to Page 5 the assumptions are management's best estimate, are preliminary and subject to change, and changes could be material. We have also corrected the disclosure on cost of acquisitions to reflect $7,295,000 and revised the interest expense disclosure to reflect the amount presented in the table.

Murray Oil Company, Inc. General

18. We note that the financial statements for the year ended September 30, 2012 were restated. Please tell us your consideration of labeling the financial statements for the year "As Restated" and providing the disclosures required by ASC 250-10-50-7.

Response to Comment No. 18:

In response to the Staff's comment, and based on the restated information, we have included the requirements under ASC 220-10-45-11 and have marked "As Restated."

Statements of Stockholder's Equity and Comprehensive Income

19 We reviewed the revisions to your disclosure in response to comment 70 in our letter dated December 17, 2012; however, you did not respond to our comment. As such, we reissue our previous comment. Please tell us how you account for income tax expense or benefit allocated to unrealized gains and losses on securities and why your accounting complies with ACS 220-10-45-11.

Response to Comment No. 19:

In response to the Staff's comment, we account for the income tax expense or benefit allocated to unrealized gains and losses on available-for-sale securities by recording a deferred tax asset or liability. The net of tax amount is recorded in accumulated other comprehensive income and in accordance with ASC 220-10-45-11 we present this amount on one line net of related tax effects which are also disclosed on the face of the statement.

Note 8 – Income Taxes

20. We reviewed the revisions to your disclosure in response to comment 73 in our letter dated December 17, 2012; however, you did not respond to our entire comment. As such, we reissue part of our previous comment. Please disclose the amount of income tax expense (or benefit) allocated to items of other comprehensive income. Please refer to ASC 740-10-50-10. In addition, please tell us your consideration of disclosing the information required by ASC 740-10-50-15 in regard to unrecognized tax benefits.

Response to Comment No. 20:

In response to the Staff's comment, the amount has been disclosed in comprehensive income for the amounts allocated to comprehensive income (the available-sale-securities are excluded assets from the transaction and are not considered material based on this fact). Based on the guidance in ASC 740-10-50-15, we have further amended the policy footnote for "Income Taxes."

The Company respectfully believes that the modifications to the offering circular contained in Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff's comments. If you have any questions or would like further information regarding the Company's responses to your Comment Letter, please do not hesitate to contact me at 804-916-9068.

Yours very truly,



Pamela Catania

Enclosures
cc: Dennis J. O'Brien